Exhibit 99.1

Baiya International Group Inc. Announces Strategic Acquisition to Accelerate Web3 Transformation

Shenzhen, China, July 18, 2025 (GLOBE NEWSWIRE) -- Baiya International Group Inc. (“BIYA” or the “Company”) (Nasdaq: BIYA), a human resource (“HR”) technology company utilizing its cloud-based internet platform to provide one-stop crowdsourcing recruitment and SaaS-enabled HR solutions, today announced that it has signed a strategic merger framework agreement (the “Agreement”) with Dubai-headquartered technology company STARFISH TECHNOLOGY-FZE (“Starfish”). Under the Agreement, BIYA intends to acquire all equity interests and core assets of Starfish. This transaction marks BIYA’s full-scale transformation into digital assets and financial technology, officially ushering in its entry into the “Web3 New Era” of global capital markets.

The proposed acquisition includes Starfish’s UpTop.Meme platform (“UpTop”), a decentralized liquidity protocol built on BNB Chain. BIYA will acquire all associated intellectual property and operating rights, including the decentralized protocol, technical IP, and the complete technical and operational team. BIYA plans to integrate its own core team to further enhance the platform’s technological strength and global operating capacity. The Company anticipates the merger will contribute an estimated $15 million in additional profit.

UpTop.Meme is a decentralized liquidity protocol platform built on BNB Chain, designed to provide on-chain liquidity services for crypto-native digital assets as well as tokenized U.S. stocks and treasuries. The platform aims to become the world’s largest decentralized liquidity infrastructure.

In May 2025, UpTop formed a strategic partnership with Four.Meme, the largest launchpad on BNB Chain, and in June, successfully completed its first exclusive Pro-TGE (token generation event) through the platform. The $1.5 million presale allocation was filled within just six minutes, attracting participation from over 100,000 unique wallet addresses. In total, more than 770,000 addresses queued for the offering, with oversubscription exceeding $11 million. To participate, users were required to contribute exclusively using USD1, a stablecoin. As a result, over 500,000 new USD1-holding addresses were added in the 24 hours leading up to the presale.

Pursuant to the Agreement, BIYA plans to proceed with closing upon the completion of due diligence and announce detailed transaction terms and financing arrangements in due course. An exclusivity period has been established between the two parties for continued negotiations and near-term integration planning.

Ms. Siyu Yang, Chief Executive Officer of BIYA, commented: “This agreement represents a pivotal milestone in BIYA’s development and a strategic leap toward embracing the future of blockchain and financial asset tokenization. We believe this acquisition positions BIYA as a pioneer in digital assets within the U.S. public markets and lays a strong foundation for bridging traditional finance with the decentralized economy. Through deep integration with UpTop, BIYA will build a forward-looking digital asset ecosystem, accelerating our full-scale transformation into Web3, achieving mutual empowerment, and opening a new chapter in capital digitalization.”

About Baiya International Group Inc. (“Baiya”)

Baiya has evolved from a job matching service provider into a cloud-based internet platform to provide one-stop crowdsourcing recruitment and SaaS-enabled HR solutions on the Gongwuyuan Platform to supplement its offline job matching services and started to position itself as a SaaS-enabled HR technology company by introducing its Gongwuyuan Platform in the flexible employment marketplace. Baiya has been and will continue to strategically develop and improve the Gongwuyuan Platform with product features that work together with its traditional offline service model to improve the job matching and HR related services in the flexible employment marketplace.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this press release are “forward-looking statements” as defined under the federal securities laws, including, but not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Forward-looking statements can be identified by terms such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate”, or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the United States Securities and Exchange Commission (“SEC”).

For further information, please contact:

Baiya International Group Inc.

Investor Relations Department

Phone: +86 0769-88785888

Email: info@biyainc.com

Investor Relations Inquiries:

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com